SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Yelp Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

985817105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 18

CUSIP NO. 985817105	13 G	Page 2 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners V, L.P. (“BCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
764,644 shares[1], except that Benchmark Capital Management Co. V, L.L.C. (“BCMC V”), the general partner of BCP V, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

764,644 shares[1], except that BCMC V, the general partner of BCP V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	764,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%
12	TYPE OF REPORTING PERSON	PN

[1]	Represents 764,644 shares of Class B Common Stock held directly by BCP V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 3 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V, L.P. (“BFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
93,697 shares[2], except that BCMC V, the general partner of BFF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

93,697 shares[2], except that BCMC V, the general partner of BFF V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	93,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON	PN

[2]	Represents 93,697 shares of Class B Common Stock held directly by BFF V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 4 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-A, L.P. (“BFF V-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,939 shares[3], except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

17,939 shares[3], except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

[3]	Represents 17,939 shares of Class B Common Stock held directly by BFF V-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 5 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-B, L.P. (“BFF V-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
14,117 shares[4], except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		14,117 shares[4], except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

[4]	Represents 14,117 shares of Class B Common Stock held directly by BFF V-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 6 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,000,000 shares[5], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		61,000,000 shares[5], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%
12	TYPE OF REPORTING PERSON	OO

[5]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 7 of 19

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 316,710 shares
6	SHARED VOTING POWER

1,000,000 shares[6], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 316,710 shares
8	SHARED DISPOSITIVE POWER

1,000,000 shares[6], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,316,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.2%
12	TYPE OF REPORTING PERSON	IN

[6]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 8 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 99,145 shares
6	SHARED VOTING POWER

1,000,000 shares[7], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 99,145 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[7], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,099,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.9%
12	TYPE OF REPORTING PERSON	IN

[7]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 9 of 19

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 102,378 shares
6	SHARED VOTING POWER
		1,000,000 shares[8], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 102,378 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[8], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,102,378
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.9%
12	TYPE OF REPORTING PERSON	IN

[8]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 10 of 19

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 80,756 shares
6	SHARED VOTING POWER
		1,000,000 shares[9], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 80,756 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[9], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,756
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.8%
12	TYPE OF REPORTING PERSON	IN

[9]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 11 of 19

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 154,086 shares
6	SHARED VOTING POWER
		1,000,000 shares[10], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 154,086 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[10], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,154,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON	IN

[10]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 12 of 19

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 297,545 shares
6	SHARED VOTING POWER
		1,000,000 shares[11], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 297,545 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[11], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,297,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.2%
12	TYPE OF REPORTING PERSON	IN

[11]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 13 of 19

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,839 shares
6	SHARED VOTING POWER
		1,000,000 shares[12], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Lasky, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 14,839 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[12], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Lasky, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,014,839
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%
12	TYPE OF REPORTING PERSON	IN

[12]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 14 of 19

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,513 shares
6	SHARED VOTING POWER
		1,000,000 shares[13], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 10,513 shares
8	SHARED DISPOSITIVE POWER
		1,000,000 shares[13], of which 764,644 are directly owned by BCP V, 93,697 are directly owned by BFF V, 17,939 are directly owned by BFF V-A, 14,117 are directly owned by BFF V-B and 109,603 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,010,513
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%
12	TYPE OF REPORTING PERSON	IN

[13]	Represents 1,000,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 985817105	13 G	Page 15 of 19

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners V, L.P., a Delaware limited partnership (“BCP V”), Benchmark Founders’ Fund V, L.P., a Delaware limited partnership (“BFF V”), Benchmark Founders’ Fund V-A, L.P., a Delaware limited partnership (“BFF V-A”), Benchmark Founders’ Fund V-B, L.P., a Delaware limited partnership (“BFF V-B”), Benchmark Capital Management Co. V, L.L.C., a Delaware limited liability company (“BCMC V”), and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1 (A).	NAME OF ISSUER

Yelp Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

140 New Montgomery Street
9th Floor
San Francisco, CA 94105

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP V, BFF V, BFF V-A, BFF V-B, BCMC V, Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark Capital

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP V, BFF V, BFF V-A and BFF V-B are Delaware limited partnerships. BCMC V is a Delaware limited liability company. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 985817105

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 985817105	13 G	Page 16 of 19

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:         ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Please see Item 5.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 985817105	13 G	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

BENCHMARK CAPITAL PARTNERS V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 985817105	13 G	Page 18 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	19

CUSIP NO. 985817105	13 G	Page 19 of 19

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Yelp Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.